Exhibit 1
Dated the 13th day of September  , 2005
BEIJING HOLDINGS LIMITED
and
TRAMFORD INTERNATIONAL LIMITED

OPTION AGREEMENT
Relating to the Option to purchase the 49% interest
in the share capital of
Future Solutions Development Inc.

THIS AGREEMENT is made on the 13th day of September  , 2005
BETWEEN
(1)	BEIJING HOLDINGS LIMITED, a company incorporated in Hong Kong whose registered office and principal place of business is at Room 4301, 43/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong (the “Grantor”); and
(2)	TRAMFORD INTERNATIONAL LIMIED, a company incorporated in The British Virgin Islands and having its principal executive offices at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong (the “Grantee”)
WHEREAS:
(A) The Grantee is a company incorporated in the British Virgin Islands and is listed on the NASDAQ Stock Exchange.
(B) The Grantor is the beneficial owner of Sale Shares as at the date hereof.
(C) A Sale and Purchase agreement was entered into between the Parties hereto whereas the Grantee agreed to purchase from the Grantor and the Grantor agreed to sell to the Grantee 51% interest of the entire issued share capital of FSD in consideration of the Grantee issuing 2,233,800 new ordinary shares of Common Stock of US$0.01 each of the Grantee;
(D) The Grantor has agreed to grant a call option to the Grantee to purchase the remaining 49% interest of the entire issued share capital of FSD on the terms and conditions set out in this Agreement.
THE PARTIES AGREE THAT:
1. Definitions
1.1 The Schedules and Exhibits to this Agreement shall form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall, unless the context otherwise requires, include such Schedules and Exhibits.
1.2 In this Agreement the following expressions shall, unless the context otherwise requires, have the following respective meanings:

“Agreement”	means this option agreement as amended or varied from time to time by an agreement in writing duly executed by the Parties;

“Business Day”	means any day (excluding a Saturday) on which banks generally are open for business in Hong Kong;

“Call Option”	means the call option granted by the Grantor to the Grantee whereas the Grantor shall sell the Option Shares to the Grantee in exchange for the Consideration Shares from the Grantee;

“Consideration Shares”	means the common stock of 2,146,200 newly issued ordinary shares of US$0.01 each of the Grantee to be issued by the Purchaser as the consideration in acquiring the 49% interest of FSD from the Vendor upon exercise of the Call Option by the Grantee in accordance with Clause 2 hereof;

“FSD”	means Future Solutions Development Inc., a limited company incorporated in the British Virgin Islands which owns 71.43% equity interest in Zhejiang University (Hangzhou) Innoessen Bio-Technology Limited, a company incorporated in the PRC and is engaged in the research and development, production and sale of chemical extracts from bamboo;

“HK$”	means Hong Kong dollars;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Parties”	means the parties named to this Agreement and their respective successors and permitted assigns;

“Option Period”	12 months from October 21, 2005 or from the date of passing the relevant Special Resolution, whichever the later.

“Option Completion”	means completion of the Call Option in accordance with Clause 3 hereof;

“Option Completion Date ”	means the date on which the Option Completion shall take place, being 3 business days following the exercise of the Call Option by the Grantee pursuant to the terms and conditions herein (or such other date as may be agreed in writing between the Parties);

“Option Shares”	means 79,186 shares of US$0.01 each in FSD being 49% of the entire existing issued shares of FSD owned by the Grantor to be sold to the Grantee (and/or such other persons as the Purchaser may direct) upon the exercise of the Call Option by the Grantee in accordance with Clause 2 hereof.

“PRC”	means the People’s Republic of China excluding Taiwan, Hong Kong and the Macao Special Administrative Region for the purpose of this Agreement;

“Special Resolution”	means the Special Resolution of Shareholders of the Grantee approving the exercise by the Company to acquire the 49% equity interest in FSD;

“US”	means the United States of America; and

“US$”	means the US dollars.
1.3	Construction and Certain References
(i)	References in this Agreement to persons include references to bodies corporate and references to the singular include references to the plural and vice versa.

(ii)	References to Recitals and Clauses are to the recitals and clauses of this Agreement, a reference to a sub-clause is to the relative numbered sub-clause in the Clause in which the reference appears and a reference to a paragraph is to the relative numbered paragraph of the sub-clause in which the reference appears.

(iii)	In this Agreement, (save as otherwise expressly stated herein) references to any statute or statutory provision includes a reference to that statute or statutory provision as from time to time amended, extended or re-enacted.

(iv)	All references in this Agreement in relation to any time, date or period shall mean Hong Kong time.

(v)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; words importing natural person shall include corporations and unincorporated associations and words importing the masculine gender only shall include the feminine gender and the neuter gender.

1.4 Headings in this Agreement are for convenience only and shall not affect the construction of this Agreement.
1.5 Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; words importing natural person shall include corporations and unincorporated associations and words importing the masculine gender only shall include the feminine gender and the neuter gender.
2. Call Option
2.1 In consideration of HK$1.00 paid by the Grantee to the Grantor (receipt whereof is hereby acknowledged), the Grantor hereby grants to the Grantee an option to require the Grantor to sell (“the Call Option”) the Option Shares during the Option Period in consideration of the issue of the Consideration Shares.
2.2 Subject to the relevant Special Resolution being passed at the 2005 Meeting of Shareholders of the Grantee approving the exercise by the Company to acquire the 49% equity interest in FSD, the Grantee may exercise the Call Option by written notice to Grantor given within a period of 3 Business Days prior to the expiry of the Option Period subject to and on the terms hereinafter appearing.
3. Completion of Call Option
3.1 Upon exercise of the Call Option by the Grantee, the Grantor shall sell the Option Shares free from all rights of pre-emption, options, liens, claims, equities, charges, mortgages, pledges and encumbrances or third party rights of whatever nature whatsoever and with all rights attached, accrued or accruing or becoming attached thereto on and after the date of exercise of the Call Option by the Grantee.
3.2 The completion of the Call Option shall take place on the Option Completion Date before 5:00 p.m. or at such d time as the Parties may agree.
3.3 To the extent physical delivery or document exchange is required, Sale Completion under sub-clause (A) above shall take place at the office of the Grantee at Room 2413, 24th Floor, Shui On Centre, 8 Harbour Road, Central, Wancahi, Hong Kong or such other venue as the Parties may agree.
4. Obligations of the Parties
4.1 Grantor’s Obligations

4.1.1 After the exercise by the Grantee of the Call Option and against compliance by the Grantee with its obligations pursuant to Clause 4.2.1, on the Option Completion Date, the Grantor shall deliver the relevant instrument of transfer duly executed by the authorized person of the grantor or the nominee of the Option Shares, to the Grantee and procure the issuing of the new share certificate in respect of the Option Shares to the Grantee or to the Grantee’s nominated receiving agent, and the Grantee agrees that the delivery of the relevant instrument of transfer thereof shall constitute a complete discharge of the Grantor’s payment obligations in respect of the Consideration Shares; and
4.1.2 (if applicable) the Grantor shall as soon as reasonably practicable after the Option Completion, arrange for payment of any stamp duty and prescribed fees for the transfer of the Option Shares.
4.2 Grantee’s Obligations
4.2.1 On Option Completion and subject to the performance of the delivery obligations of the Grantor under Clause 3.2.1 above, in respect of the title to the Option Shares, the Grantee shall settle the Consideration Shares within 10 business day after the Option Completion, the Grantee shall deliver to, or procure the delivery to, the Grantor or as it may direct, the relevant share certificates for the Consideration.
5. Further Undertakings
5.1 Grantor’s Undertakings
5.1.1 The Grantor hereby undertakes to the Grantee to submit to the applicable regulatory authorities as and when it is required to do so, such information which it may have regarding the Grantor as the applicable regulatory authorities may require.
5.2 Grantee’s Undertakings
5.2.1 In consideration of the Grantor entering into this Agreement and agreeing to perform its obligations hereunder, the Grantee hereby undertakes to the Grantor to provide the Grantor, at its request, with all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Grantee as may be reasonably required by the Grantor in connection with the transactions contemplated or arising under this Agreement for the purposes of, without limitation, complying with all requirements of applicable law (including any due diligence defences) or of the rules and regulations of the NASDAQ stock exchange or any applicable regulatory bodies; and
6. Notice

6.1 Notices or other communications required or permitted to be given to any Party pursuant to this Agreement shall be written in English and sent in letter form or by facsimile to the address of such Party set out below or to such other address as may from time to time be designated by such Party through notification to the other parties given in accordance with this Clause.
If to the Grantor, to:
Room 4301, Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Facsimile: (852) 2858 1544
Attention: Mr. Changshan Zhao
If to the Purchaser, to:
Room 2413, Shui On Center
24/F., 8 Harbour Road
Wanchai, Hong Kong
Facsimile: (852) 3112 8461
Attention: Mr. Michael Siu
6.2 The dates on which notices shall be deemed to be effectively given shall be determined as follows:-
(a)	notices given by personal delivery shall be deemed effectively given on the day of delivery;

(b)	notices sent by prepaid registered post shall be deemed effectively given on the third business day after the day of posting; and

(c)	notices given by facsimile shall be deemed effectively given on the day of transmission.
7. Successors and Assigns
7.1 This Agreement shall be binding upon each Party’s personal representatives, successors and assigns.
8. Waivers and Amendments
8.1 This Agreement may be amended or supplemented, and any provision hereof may be waived, only by an instrument in writing signed by all the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of such right, power or privilege, or any single or partial exercise thereof, preclude any further exercise thereof or the exercise of such or of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have.
9. Costs and Stamp Duty
9.1 Each Party shall bear his/its own costs and disbursements incurred in connection with the negotiation, preparation, execution and Completion of this Agreement.
9.2 Any stamp duty or other government levy or duties payable in respect of the sale and purchase of the Shares under Clause 2 shall be borne and paid by Grantor and Grantee in equal shares.
10. Time
10.1 Time is of the essence of this Agreement in every respect.
11.  Entire Agreement
11.1 This Agreement (together with the documents referred to herein) constitutes the whole agreement between the parties and supersedes all previous agreements and understandings between the parties.
12. Governing law and jurisdiction
12.1 The formation, validity, interpretation, execution and settlement of disputes arising out of this Agreement shall be construed in accordance with and governed by the laws of Hong Kong.
12.2 Each Party hereto irrevocably agrees that the courts of Hong Kong shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes which may arise out of or in connection with this Agreement and for such purposes irrevocably submits to the jurisdiction of such courts.
12.3 The submission to the jurisdiction of the courts of Hong Kong shall not (and shall not be construed so as to) limit the right of any Party hereto to take proceedings against the other parties to this Agreement in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdiction preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

     IN WITNESS whereof the Parties hereto have executed this Agreement the day and year first above written.

SIGNED by	)
Changshan ZHAO	)
for and on behalf of	)	/s/ Changshan Zhao
Beijing Holdings Limited	)
in the presence of: Michael Siu	)

SIGNED by	)

XuQian	)
for and on behalf of	)	/s/ Xu Qian
Tramford International Limited	)
in the presence of: William Kwok	)